Exhibit 99.1

voxeljet AG Announces Joint Venture in China

Friedberg, Germany, December 1, 2015 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced the signing of a definitive agreement to form an equity joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”) to pursue opportunities in the industrial 3D printing market in China. Among the indirect shareholders of Meimai are MK Technology GmbH (“MK Technology”) and Metang Novatech Shanghai Co., Ltd. (“Metang”). Metang is a long standing distribution partner of voxeljet in China. Meimai operates a VX 800 3D printer which was purchased by MK Technology and delivered to Metang in 2011. The voxeljet printer will not form part of the contemplated joint venture.

The joint venture shall be called voxeljet China Ltd., subject to the approval by the local authorities. voxeljet China Ltd. will be controlled by voxeljet, who is holding a supermajority interest in the joint venture. Other terms of the transaction were not disclosed.

voxeljet China Ltd. will be headquartered in the city of Suzhou, near Shanghai, and is expected to begin providing on-demand part services from a temporary facility in the second quarter of 2016. The joint venture parties are in the early planning stages for a larger facility, which is expected to be similar in size to voxeljet’s existing service facilities in Germany and the United States.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are excited to announce our joint venture partnership with Meimai in China as part of our ongoing growth strategy. Our long standing relationship with the principals of Meimai makes them the ideal local partner for us to establish a direct operating presence in the market. Their experience with our printers coupled with their existing customer base and relationships with end users of industrial 3D printing applications in China is a great benefit. This is a great opportunity for us and we look forward to growing together in the market.”

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086